Mail Stop 3-8


										April 6, 2005

By Facsimile and U.S. Mail


Mr. Andrew D. Demott, Jr.
Chief Financial Officer
Superior Uniform Group, Inc.
10055 Seminole Blvd.
Seminole, Florida 33772


		RE:	Form 10-K, for the year ended December 31, 2004
			Filed March 16, 2005


Dear Mr. Demott:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Operations, page 7

2. Please quantify those changes where two or more factors contributed to material changes in financial statement line items between periods. For instance, where you discuss the various reasons for changes in your net sales, it would be helpful if you quantified the amount of sales generated from UniVogue subsequent to your acquisition versus changes in demand from your existing customers. This would provide the reader with a better understanding of the change and the extent to which each factor contributed to the overall change. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Consolidated Statement of Cash Flows, page 15

3. Please tell us the nature of the "Other asset" line item and your
GAAP basis for including amounts in your investing activities. We assume that a significant portion of the "Other asset" line item relates to the cash surrender value of split-dollar life insurance policies. To the extent any item included in "Other assets" on your balance sheet exceeds 5% of total assets amounts should be separately stated. See Rule 5-02.17 of Regulation S-X. Notwithstanding the company`s balance sheet presentation, you should discuss the nature of the cash payments made for all periods presented in your discussion of liquidity in MD&A.

Notes to Consolidated Financial Statements

General

4. Please tell us more about and disclose, in more detail, the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administrative expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others exclude a portion of them from gross margin, including them instead in a line item, such as selling and administrative expenses.

5. Please disclose your policy for advertising expenses and the amount reported in your statement of earnings for each year presented. See paragraph 49 of SOP 93-7.

6. We note that you sell several types of products based on your discussion in Item 1. Business and the product line references on your website. Please provide the product line revenue disclosures required by paragraph 37 of SFAS 131. In particular, we assume that would require revenue disclosures for each period presented for the following:

- Healthcare
- Food Service
- Entertainment
- Retail
- Hospitality
- Transportation
- Public Safety
- Industrial
- Cleanroom
- Corp Apparel

Please confirm to us that you will provide these required disclosures in future filings. If you believe that other product categories are more appropriate, please advise.

Note 1.  Summary of Significant Accounting Policies

d) Revenue Recognition and Allowance for Doubtful Accounts, page
16

7. Please revise your policy to clarify when title and risk of loss pass to your customers under the terms of your sales agreements
(for
example, FOB shipping point).

8. Please disclose your accounting policy for sales returns and allowances. Revise future filings to disclose the information related to your sales returns and allowances and other valuation accounts in Schedule II -Valuation and Qualifying Accounts. Alternatively, you may include this information in your footnotes. See Rules 5-04 and 12-09 of Regulation S-X.

Note 10.  Quarterly Results for 2003 and 2004

9. Please disclose gross profit (net sales less cost and expenses associated directly with or allocated to products sold) in your selected quarterly financial data. See Item 302(a)(1) of Regulation
S-K.



Note 17.  Stock Repurchase Plan, page 27

10. Please disclose your accounting policy for cash paid to an employee to settle an outstanding stock option, to settle an earlier grant of a stock award within six months after vesting, and to repurchase shares within six months after exercise of an option or issuance. Please also disclose the timing, nature and terms of each such transaction, including the amount of compensation expense recorded in each period presented. For each settlement and repurchase transaction that is with an employee where you do not think that FIN 44 applies to that transaction, please demonstrate for us why not. See paragraphs 65 and 66 of FIN 44.

Item 9A.  Controls and Procedures, page 9A

11. In future filings please ensure you include the full definition of disclosure controls and procedures in your disclosure. See
Release 33-8238 Section II.D for further guidance.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781 or, in his absence, to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief
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April 6, 2005
Page 5